SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                      Dollar Thrifty Automotive Group, Inc.
                      -------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    256743105
                                    ---------
                                 (CUSIP Number)

        Louis Freeman, Esq.                          Richard Rubin, Esq.
 Skadden, Arps, Slate, Meagher & Flom        Jenkens & Gilchrist  Parker Chapin
      333 West Wacker Drive                         405 Lexington Avenue
     Chicago, Illinois 60606                      New York, New York 10174
         312-407-0650                                   212-704-6130
    -------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                October 10, 2001
                    ---------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

               The Carmel Trust
--------------------------------------------------------------------------------

2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [  ]

        (b)    [X]
--------------------------------------------------------------------------------


3.      SEC Use Only
--------------------------------------------------------------------------------


4.      Source of Funds:    N/A
--------------------------------------------------------------------------------



5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e) [   ]

--------------------------------------------------------------------------------

6.     Citizenship or Place of Organization       Governed by the laws of Canada
--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power                  0
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power        1,723,300
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power             0
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power   1,723,300
--------------------------------------------------------------------------------

11.     Aggregate Amount Beneficially Owned by Each Reporting Person   1,723,300
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------

13.     Percent of Class Represented by Amount in Row (11)   7.09%

--------------------------------------------------------------------------------

14.     Type of Reporting Person (See Instructions)    OO

1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

               DTI Investments, LLC
--------------------------------------------------------------------------------

2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [  ]

        (b)    [X]
--------------------------------------------------------------------------------

3.      SEC Use Only
--------------------------------------------------------------------------------

4.      Source of Funds (See Instructions)     AF
--------------------------------------------------------------------------------

5.      Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
        2(d) or 2(e)    [   ]

--------------------------------------------------------------------------------

6.      Citizenship or Place of Organization          Delaware
--------------------------------------------------------------------------------


Number of         7.      Sole Voting Power                  0
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power          391,600
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power             0
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power     391,600
--------------------------------------------------------------------------------


11.     Aggregate Amount Beneficially Owned by Each Reporting Person     391,600
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------

13.     Percent of Class Represented by Amount in Row (11)     1.61%

--------------------------------------------------------------------------------

14.     Type of Reporting Person (See Instructions)    OO

1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

               Carmel Holding Co.
--------------------------------------------------------------------------------


2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [ ]

        (b)    [X]
--------------------------------------------------------------------------------


3.      SEC Use Only
--------------------------------------------------------------------------------


4.      Source of Funds (See Instructions)     AF
--------------------------------------------------------------------------------


5.      Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
        2(d) or 2(e) [   ]

--------------------------------------------------------------------------------


6.      Citizenship or Place of Organization    Cayman Islands
--------------------------------------------------------------------------------


Number of         7.      Sole Voting Power                  0
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power        1,331,700
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power             0
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power   1,331,700
--------------------------------------------------------------------------------

11.     Aggregate Amount Beneficially Owned by Each Reporting Person   1,331,700

--------------------------------------------------------------------------------


12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions) [  ]
--------------------------------------------------------------------------------

13.     Percent of Class Represented by Amount in Row (11)        5.48%

--------------------------------------------------------------------------------

14.     Type of Reporting Person (See Instructions)    CO

PRELIMINARY NOTE

          This Statement on Schedule 13D is being filed because the filing persons may be deemed to be members of a group comprised of The Carmel Trust, DTI Investments, LLC and Carmel Holding Co., which group may be deemed to be the beneficial owner in the aggregate of in excess of 5% of the Common Stock of Dollar Thrifty Automotive Group, Inc. Notwithstanding the foregoing, the filing of this Schedule 13D should not be deemed an admission that the filing parties comprise a group within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended.

ITEM 1.   SECURITY AND ISSUER.

          This statement relates to the Common Stock, $.01 par value (the "Common Stock"), of Dollar Thrifty Automotive Group (the "Company"), which is a company organized under the laws of Delaware, with its principal executive offices located at 5330 East 31st Street, Tulsa, Oklahoma 74135.


ITEM 2.   IDENTITY AND BACKGROUND.

          This statement is being filed jointly pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by The Carmel Trust, a trust governed by the laws of Canada (`Carmel"), DTI Investments, LLC, a Delaware limited liability company ("DTI"), and Carmel Holding Co., a Cayman Islands corporation ("CHC" and collectively with Carmel and DTI, the "Reporting Persons"). Carmel (which has not made any of the purchases described herein) may be deemed to control each of DTI and CHC (each of which has made purchases described herein) by virtue of its indirect ownership of all of the outstanding membership interests of DTI and all of the outstanding capital stock of CHC.

          Information with respect to each Reporting Person is given solely by such Reporting Person, no Reporting Person has responsibility for the accuracy or completeness of the information supplied by any other Reporting Person and each Reporting Person agrees that this statement is filed on behalf of such Reporting Person only.

          Although the Reporting Persons may be deemed to constitute a "group" for the purposes of Rule 13d-3 under the Exchange Act, the filing of this statement should not be deemed an admission that the Reporting Persons are a "group" for such purposes.

          Carmel is a private investment entity and is currently, and at all relevant times has been, engaged in the business of investing in securities for its own account. Carmel has an address at c/o Skadden, Arps, Slate, Meagher & Flom, 333 West Wacker Drive, Chicago, Illinois 60606. The trustee of Carmel is Chiltern Trustees Limited. The agreement pursuant to which Carmel was established designates certain "Protectors" who must authorize any action taken by the trustee and who have the authority to discharge the trustee and to appoint substitute trustees. By virtue of their positions as such, each of the Protectors may be deemed to control Carmel. Potential beneficiaries of Carmel include certain charitable institutions, and under limited circumstances, certain members of the families of Jules Trump and Eddie Trump who are not citizens or residents of the United States.

          The principal business of DTI is a holding company that is currently, and at all relevant times has been, engaged in the business of investing in securities for its own account. DTI has an address at 4000 Island Blvd., Williams Island, FL 33160.

          The principal business of CHC is a holding company that is currently, and at all relevant times has been, engaged in the business of investing in securities for its own account. CHC has an address at c/o Carmel Investment Fund, TK House, Bayside Executive Park, West Bay Street & Blake Road, Nassau, Bahamas.

          The name, business address, and present principal occupation or employment of each of the Protectors and each executive officer and director of the Reporting Persons, and the name, principal business and address of any corporation or other organization in which such employment is conducted, are set forth in Appendix A hereto and incorporated herein by reference.

          None of Carmel, DTI, CHC, nor any Protector of Carmel or executive officer or director of DTI or CHC, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). None of Carmel, DTI, CHC, nor any Protector of Carmel or executive officer or director of DTI or CHC, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

          To the best knowledge and belief of the Reporting Persons, the citizenship of each person named in Appendix A is set forth in Appendix A hereto, and is incorporated herein by reference.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The source of funds used by DTI in making the purchases described herein was internal funds of its parent corporation constituting financial reserves. The aggregate amount of the purchase price for the shares of Common Stock purchased by DTI was Seven Million Six Hundred Forty Seven Thousand One Hundred Eighty Eight Dollars ($7,647,188).

          The source of funds used by CHC in making the purchases described herein was internal funds of its parent corporation, constituting financial reserves. The aggregate amount of the purchase price for the shares of Common Stock purchased by CHC was Sixteen Million Seven Hundred Twenty Thousand Four Hundred Eighty Seven Dollars ($16,720,487).

          Carmel has not made any of the purchases described herein.


ITEM 4.   PURPOSE OF THE TRANSACTION.

          The Reporting Persons have acquired the shares of Common Stock for investment purposes. The Reporting Persons will continuously evaluate their ownership of Common Stock and the Issuer's business and industry. Depending on market conditions and other factors that the Reporting Persons may deem material to their investment decision including the availability of other investment opportunities of the Reporting Persons, each of the Reporting Persons may from time to time acquire additional shares of Common Stock in the open market or in privately negotiated transactions or may dispose of all or a portion of the shares of Common Stock that such Reporting Person now owns or may hereafter acquire.

          Consistent with the investment purpose, the Reporting Persons may engage in communications with one or more shareholders, officers or directors of the issuer regarding the issuer, including but not limited to its operations. The Reporting Persons may discuss ideas that, if effected could result in the acquisition by them of additional shares of Common Stock or an extraordinary corporate transaction involving the issuer. Except to the extent that the foregoing may be deemed a plan or proposal, none of the Reporting Persons currently has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the issuer; (e) any material change in the present capitalization or dividend policy of the issuer; (f) any other material change in the issuer's business or corporate structure; (g) changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
(h) causing any class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate and implement plans or proposals with respect to the foregoing.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) The Reporting Persons may be deemed a group within the meaning of Rule 13d-5 under the Exchange Act and, therefore, each of the Reporting Persons may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 of the Exchange Act, of all the shares beneficially owned by each member of the group, or an aggregate of 1,723,300 shares of Common Stock. This constitutes 7.09% of the outstanding shares of Common Stock.

          (b) The following information concerns the nature of each Reporting Person's beneficial ownership of shares of Common Stock:

                       Sole power to vote or direct    Shared power to vote or
                            the vote/sole power to     direct the vote/shared
                            dispose or direct         power to dispose or direct
Name                         the disposition               the disposition
----                         ---------------               ---------------


The Carmel Trust                     0                       1,723,300
DTI Investments, LLC                 0                         391,600
Carmel Holding Co.                   0                       1,331,700

          (c) Within the past sixty days, no transactions in the Common Stock were effected by The Carmel Trust or by DTI Investments, LLC

          Within the past sixty days, the following transactions in Common Stock were effected by Carmel Holding Co.:

  Date of              Number of Shares
  -------              ----------------
Transaction         Acquired   Disposed of    Price      Nature of Transaction
-----------         --------   -----------    -----      ---------------------

 10/05/01           100,000        0          $9.9640    Open market acquisition
 10/08/01           100,000        0          $9.4988    Open market acquisition
 10/09/01            29,600        0          $9.5746    Open market acquisition
 10/10/01           260,500        0          $9.4565    Open market acquisition
 10/11/01           100,000        0          $9.8000    Open market acquisition
 10/12/01           121,600        0          $9.9000    Open market acquisition
 10/18/01           185,000        0          $10.446    Open market acquisition
 10/19/01            60,000        0          $10.500    Open market acquisition


          (d) No other person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock referred to above.

          (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          None.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit 1 Agreement pursuant to Rule 13d-1(f)(1)(iii).

                                    SIGNATURE

          After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 19, 2001.


                                    THE CARMEL TRUST

                                    By: Chiltern Trustees Limited as Trustee of
                                           The Carmel Trust


                                    By:
                                       ---------------------------------
                                       Name:    CG Malet de Carteret
                                       Title:   Managing Director


                                    DTI INVESTMENTS, LLC



                                    By:
                                       ---------------------------------
                                       Name:    Mark S. Hirsch
                                       Title:   Senior Vice President


                                    CARMEL HOLDING CO.



                                    By:
                                       ---------------------------------
                                       Name:    Robert Smith
                                       Title:   Chairman

                                                                       Exhibit 1
                             Joint Filing Agreement

          Pursuant to Rule 13d-1(k)(1) of Regulation 13D-G under the Securities Exchange Act of 1934, as amended, we, the signatories of the statement on
Schedule 13D to which this Agreement is an exhibit, do hereby agree that such statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of us.

Dated: October 19, 2001.

                                    THE CARMEL TRUST

                                    By: Chiltern Trustees Limited as Trustee of
                                           The Carmel Trust


                                    By:
                                       ---------------------------------
                                       Name:    CG Malet de Carteret
                                       Title:   Managing Director


                                    DTI INVESTMENTS, LLC



                                    By:
                                       ---------------------------------
                                       Name:    Mark S. Hirsch
                                       Title:   Senior Vice President


                                    CARMEL HOLDING CO.



                                    By:
                                       ---------------------------------
                                       Name:    Robert Smith
                                       Title:   Chairman

                                   APPENDIX A
                                   ----------

          Set forth below is the name, present principal occupation or employment, business address and citizenship of each Protector of The Carmel Trust ("Carmel"), and of each director and executive officer of DTI Investments, LLC ("DTI") and Carmel Holding Co. ("CHC").

                                    Principal
           Name and                 Occupation
           Positions Held           or Employment                    Business Address                Citizenship
           --------------           -------------                    ----------------                -----------

Robert Smith                    Chairman and Chief Executive     Carmel Investment Fund              Canada
Protector of Carmel             Officer of Carmel Investment     TK House, Bayside Exec Park
Chairman, CEO and a Director    Fund and CHC                     West Bay St. & Blake Road
of CHC                                                           Nassau, Bahamas

Gerrit van Riemsdijk            Retired                          Beethovenstrasse                    Switzerland
Protector of Carmel             Former Chairman of Cantrade      Postfach-970
Director of CHC                 Privatbank AG Zurich             Zurich CH8039
                                                                 Switzerland

Saul Tobias Bernstein           Chief Executive Officer and a    P.O. Box 1234                       South Africa
Protector of Carmel             Director of Laurel               Johannesburg, South Africa 2000
                                Distributors PTY Limited

CG Malet de Carteret            Managing Director                Chiltern Trustees Limited           Great Britain
Secretary of CHC                WJB Chiltern Jersey Limited      P.O. Box 148, Third Floor
                                                                 38 Esplanade
                                                                 St. Helier, Jersey
                                                                 Channel Islands, JE4 8QL

Jules Trump                     Co-Chairman                      The Trump Group                     United States
Co-Chairman of DTI              The Trump Group                  4000 Island Blvd.
                                                                 Williams Island, FL 33160

Eddie Trump                     Co-Chairman                      The Trump Group                     United States
Co-Chairman and a Director of   The Trump Group                  4000 Island Blvd.
DTI                                                              Williams Island, FL 33160

James M. Lieb                   Executive Vice President         The Trump Group                     United States
Executive Vice President and    The Trump Group                  P.O. Box 186
a Director of DTI                                                East Brunswick, NJ 08816

Mark S. Hirsch                  Senior Vice President and        The Trump Group                     United States
Senior Vice President of        General Counsel                  405 Lexington Avenue
DTI                             The Trump Group                  New York, NY 10174

